EXHIBIT 8.1

Name of Entity

The following is a list of all of this Company’s subsidiaries.  However, only the following five subsidiaries are, as of the commencement of the current fiscal year on April 1, 2010, active subsidiaries that conduct operations:  Nissin Precision Metal Manufacturing Limited; Kayser Limited (formerly known as Kienzle Time (H.K.) Limited);  Kayser (Wuxi) Metal Precision Manufacturing Limited;  Golden Bright Plastic Manufacturing Company Limited; and Hi-Lite Camera Company Limited.

Antemat Limited	Kayser Limited (formerly known as Kienzle Time (H.K.) Limited) (“Kayser”)
Nissin Mechatronic Limited	Kayser (Wuxi) Metal Precision Manufacturing Limited (“Kayser (Wuxi)”)
Cavour Industrial Limited	Nissin Precision Metal Manufacturing Limited (“Nissin”)
Hi-Lite Camera Company Limited (“Hi-Lite”)	Saiwan Industries Limited
Kayser Technik Limited	Golden Bright Plastic Manufacturing Company Limited

All of the subsidiaries are wholly-owned by Highway Holdings Limited other than Kayser (Wuxi).  As of the date of this Annual Report, Highway Holdings Limited legally holds 71% of the stock of Kayser (Wuxi), an one person (the manager of the Kayser (Wuxi) facility, owns the remaining 29% equity interest of that entity.  All subsidiaries, with the exception of Kayser (Wuxi) (incorporated in The People’s Republic of China), are incorporated in Hong Kong.

Highway Holdings Limited also owns an equity interest in Kayser Technik (Overseas) Inc. organized in Panama. (50% interest).